COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ (Tax ID) # 76.483.817/0001-20 COMPANHIA DE CAPITAL ABERTO

CVM Register # 1431-1
SEC (CUSIP) Register 20441B407 – Preferenciais “B”
SEC (CUSIP) Register 20441B308 – Ordinárias
LATIBEX Register 29922 – Preferenciais “B”

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL NOTICE

The company’s shareholders are summoned to get together in an Extraordinary Shareholders’ Meeting to be held on July 29, 2004, at 02.00 p.m., in the company’s headquarters located at Rua Coronel Dulcídio nº 800 - 10º andar, in the city of Curitiba, in order to deliberate on the following Agenda:

1. To authorize the application of a discount on the tariff adjustment approved by Aneel (Brazilian Electric Power Regulatory Agency);

2. To elect a new alternate member to the Audit Committee to be appointed by the holders of Company’s preferred shares, as provided in Article 240 of Law # 6,404/76.

Curitiba, July 14, 2004

João Bonifácio Cabral Júnior
Chairman of the
Board of Directors